

May 11, 2011

<u>Via Facsimile</u>
Mr. Armando Garcia
Chief Executive Officer
Homeland Resources Ltd.
6801 Los Trechos NE
Albuquerque, NM 87109

> **Re: Homeland Resources Ltd.**
> **Form 10-K for Fiscal Year Ended July 31, 2010**
> **Filed October 29, 2010**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Filed December 15, 2010**
> **Form 10-Q for the Quarterly Period Ended January 31, 2011**
> **Filed March 11, 2011**
> **File No. 333-147501**

Dear Mr. Garcia:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief